SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                             TAMBORIL CIGAR COMPANY
-----------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)


                                    875079105
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                                 (CUSIP Number)


                             Mr. Stuart J. Chasanoff
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                           1601 Elm Street, Suite 4000
                               Dallas, Texas 75201
                                 (214) 720-1600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 31, 1998
-----------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box ( )

                         (Continued on following pages)

------------------------------            --------------------------------------
CUSIP No. 875079105              13D                        Page 2 of 11 Pages
------------------------------            --------------------------------------

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1         NAME OF REPORTING PERSON       INFINITY EMERGING OPPORTUNITIES LIMITED
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                         N/A
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) (x)
                                                                        (b) ( )
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*                                                WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                   (  )
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION               NEVIS, WEST INDIES
--------- ----------------------------------------------------------------------
---------------------- -------- ------------------------------------------------

  NUMBER OF SHARES     7        SOLE VOTING POWER                     4,674,468
 BENEFICIALLY OWNED
  BY EACH REPORTING    8        SHARED VOTING POWER                   9,348,934
   PERSON WITH:
                       9        SOLE DISPOSITIVE POWER                4,674,468

                       10       SHARED DISPOSITIVE POWER              9,348,934
---------------------- -------- ------------------------------------------------
--------- ----------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                   14,023,402
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   (x)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             70.12%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*                                         CO
--------- ----------------------------------------------------------------------
                               * SEE INSTRUCTIONS

---------------------------------             ----------------------------------
CUSIP No. 875079105                  13D                     Page 3 of 11 Pages
---------------------------------             ----------------------------------

--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSON                       SUMMIT CAPITAL LIMITED
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                         N/A
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) (x)
                                                                        (b) ( )
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*                                                  WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                   (  )
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION               NEVIS, WEST INDIES
--------- ----------------------------------------------------------------------
---------------------- -------- ------------------------------------------------

  NUMBER OF SHARES     7        SOLE VOTING POWER                    4,674,467
 BENEFICIALLY OWNED
  BY EACH REPORTING    8        SHARED VOTING POWER                  9,348,934
    PERSON WITH:
                       9        SOLE DISPOSITIVE POWER               4,674,467

                       10       SHARED DISPOSITIVE POWER             9,348,934
---------------------- -------- ------------------------------------------------
--------- ----------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                  14,023,402
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   (x)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             70.12%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*                                         CO
--------- ----------------------------------------------------------------------
                               * SEE INSTRUCTIONS

--------------------------------             -----------------------------------
CUSIP No. 875079105                  13D                     Page 4 of 11 Pages
--------------------------------             -----------------------------------

--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSON                      GLACIER CAPITAL LIMITED
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                        N/A
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) (x)
                                                                        (b) ( )
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

3         SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*                                                   WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                   (  )
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION               NEVIS, WEST INDIES
--------- ----------------------------------------------------------------------
---------------------- -------- ------------------------------------------------

  NUMBER OF SHARES     7        SOLE VOTING POWER                     4,674,467
 BENEFICIALLY OWNED
  BY EACH REPORTING    8        SHARED VOTING POWER                   9,348,934
    PERSON WITH:
                       9        SOLE DISPOSITIVE POWER                4,674,467

                       10       SHARED DISPOSITIVE POWER              9,348,934
---------------------- -------- ------------------------------------------------
--------- ----------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED

          BY EACH REPORTING PERSON                                   14,023,402
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   (x)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             70.12%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*                                         CO
--------- ----------------------------------------------------------------------
                               * SEE INSTRUCTIONS

1.   SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.0001 per share (the "Common Stock"), of Tamboril Cigar Company, a Delaware corporation, which has its principal executive offices located 2600 S.W. 3rd Avenue, Miami, FL 33129 (the "Issuer"). This Statement amends and restates the Schedule 13D previously filed by the Reporting Persons on July 17, 1998.

2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this schedule 13D Statement is hereby filed jointly by Infinity Emerging Opportunities Limited ("Infinity"), Summit Capital Limited ("Summit") and Glacier Capital Limited ("Glacier") (the "Reporting Persons"). Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HW Partners, L.P. ("HW Partners"), HW Finance, L.L.C. ("HW Finance"), Hunt Financial Partners, L.P. ("Hunt LP"), Hunt Financial Group, L.L.C ("Hunt LLC"), Lion Capital Partners, L.P. ("Lion"), Mountain Capital Management, L.L.C. ("Mountain"), Sandera Partners, L.P. ("Sandera"), Sandera Capital Management, L.P. ("SCM"), Sandera Capital, L.L.C. ("Capital"), John A. (Pete) Bricker, Jr. ("Bricker"), Randall Fojtasek ("Fojtasek"), J.R. Holland, Jr. ("Holland") Clark K. Hunt ("C. Hunt"), Lamar Hunt ("L. Hunt"), Mark E. Schwarz ("Schwarz") and Barrett Wissman ("Wissman"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Reporting Persons have included as Exhibit 99.1 to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

     (b) & (c)  REPORTING PERSONS

               The Reporting Persons are Nevis, West Indies Corporations. The principal business of the Reporting Persons is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of the Reporting Persons, which also serves as their principal office, is Hunkins Waterfront Plaza Main Street P.O. Box 556 Charelstown, Nevis, West Indies.

               The names, business addresses, principal occupations or employments and citizenships of each officer and director of the Reporting Persons are set forth on Schedule A attached hereto and incorporated herein by reference.

               CONTROLLING PERSONS

               Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as such person's principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

               Infinity:

               HW Partners is a Texas limited partnership, the principal business of which is acting as advisor to Infinity and activities related thereto.

               HW Finance is a Texas limited liability company, the principal business of which is serving as the general partner of HW Partners and activities related thereto. C. Hunt and Wissman are the Managers of HW Finance.

               The principal occupation or employment of each of Wissman and C. Hunt is financial management.

               Summit:

               Sandera is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

               SCM is a Texas limited partnership, the principal business of which is serving as the general partner of Sandera and activities related thereto.

               Capital is a Texas limited liability company, the principal business of which is serving as the general partner of SCM and activities related thereto. Bricker, C. Hunt and Schwarz are the Managers of Capital; and Bricker (President) and C. Hunt (Vice-President and Secretary) are its principal officers.

               The principal occupation or employment of Bricker is serving as the President of Capital. The principal occupation or employment of Schwarz is financial management.

               Hunt Financial is a Texas limited partnership and holder of 75% of the equity interests in Capital. The principal business of Hunt Financial is financial management.

               Hunt Group is a Delaware limited liability company, the principal business of which is serving as the general partner of Hunt Financial and activities related thereto. Holland, C. Hunt and L. Hunt are the Managers of the Hunt Group; and Holland (President) and C. Hunt (Vice-President) are its principal officers.

               The principal occupation or employment of each of Holland and L. Hunt is financial management.

               Glacier:

               Lion is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

               Mountain is a Texas limited liability company, the principal business of which is serving as the general partner of Lion and activities related thereto. C. Hunt, Wissman and Fojtasek are the Managers of Mountain.

               The principal occupations or employments of Fojtasek is serving as President to Atrium Door and Window Company of New York, Atrium Door and Window Company of New England, Inc., Atrium Door and Window Company of the Northeast, Connecticut corporations, and Atrium Door and Window Company - - West Coast, a Texas corporation and financial management.



     (d)&(e) During the last five (5) years, no Item 2 Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Bricker, Fojtasek, Holland, C. Hunt, L. Hunt Schwarz and Wissman are U.S. citizens and residents of the State of Texas.


3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On September 22, 1997, Tamboril entered into a Convertible Debenture and Convertible Preferred Stock Purchase Agreement (the "Purchase Agreement") with Infinity, Summit and Glacier (collectively, the "Purchasers"), pursuant to which Tamboril agreed to issue and sell to the Purchasers on a pro rata basis (i) up to $200,000 aggregate principal amount of Tamboril's 8% convertible debentures (the "Debentures"), (ii) up to 116,000 shares of Tamboril's Series B 8% convertible preferred stock, par value $0.0001 and stated value $50.00 per share (the "Series B Preferred Stock"), and (iii) 225,000 warrants to purchase shares of Tamboril Common Stock at an exercise price of $5.89 per share (the "Warrants"). On September 23, 1997, Tamboril issued and sold to the Purchasers (a) $200,000 face amount of the Debentures, (b) 56,000 shares of Series B Preferred Stock, and (c) 225,000 Warrants.

     The Debentures are convertible into the number of shares of Tamboril Common Stock equal to the aggregate principal amount of the Debentures, together with all accrued but unpaid interest thereon through the date of conversion, divided by the lesser of (i) $4.71 per share, or (ii) 77 1/2% of the average closing bid price per share for the five trading days immediately preceding the conversion date. The Series B Preferred Stock is convertible into the number of shares of Tamboril Common Stock equal to the stated value of the Series B Preferred Stock, together with all accrued but unpaid dividends thereon through the date of conversion, divided by the lesser of (i) $4.71 per share, or (ii) 77 1/2% of the average closing bid price per share for the five trading days immediately preceding the conversion date.

     The Debentures require Tamboril to pay interest on the principal amount at a rate of 8% per annum. The Series B Preferred Stock requires Tamboril to pay cumulative dividends of 8% and the Purchasers have the right to receive dividends and a preference upon liquidation superior to the rights of holders of Tamboril Common Stock. Pursuant to the Purchase Agreement, prior to the occurrence of an Event of Default (as defined in the Debentures and the Certificate of Designation with respect to the Series B Preferred Stock), Tamboril was restricted from issuing Tamboril Common Stock, either as a dividend or upon conversion of any of the Debentures or the shares of Series B Preferred Stock, if, as a result of such issuance, any one of the Purchasers would hold more than 4.99% of the issued and outstanding Tamboril Common Stock. However, if an Event of Default is declared by a Purchaser and such default is not cured by Tamboril within 10 days of such declaration, such restriction on the ability of Tamboril to issue Tamboril Common Stock ceases to be effective.

     The funds used to acquire the Series B Preferred Stock and the Debentures were derived from the Purchasers' working capital accounts. As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.



4.   PURPOSE OF TRANSACTION.

     The Reporting Person acquired the Debentures, the Series B Preferred Stock, and the Warrants from the Issuer for investment purposes only.

     On April 30, 1998, the Purchasers declared an Event of Default under the Purchase Agreement as a result of Tamboril's failure to pay interest when due under the Debentures and dividends when due with respect to the Series B Preferred Stock. On April 30, 1998 and on May 20, 1998, the Purchasers notified Tamboril of such declaration (see exhibits 99.1 and 99.2 hereto and incorporated herein by reference). As a result of such declaration and notice, on or prior to May 31, 1998, (i) the restriction on the percentage of issued and outstanding Tamboril Common Stock that each Purchaser may hold ceased to be effective, (ii) the interest rate on the Debentures increased from 8% to 16%, and (iii) the dividend rate on the Series B Preferred Stock increased from 8% to 16%. In addition, the Company became obligated to pay the Purchasers "liquidated damages" in an amount equal to 1% of the aggregate stated value of the issued and outstanding Series B Preferred Stock for each month during which the Event of Default with respect to the Series B Preferred Stock continues.

     On July 27, 1998 each of Infinity, Glacier and Summit submitted a notice of conversion regarding shares of Series B Preferred Stock. As described in
     Item 5 below, at a meeting between the Issuer's management and representatives of the Purchasers on July 30, 1998, the Issuer agreed to deliver 2,460,095 shares of Common Stock to each of the Purchasers in response to the conversion notices. Such shares were delivered to the Reporting Persons on July 31, 1998. As a result, the Reporting Persons hold with power to vote an aggregate number of 7,380,285 shares of Common Stock, representing 56.5% of the voting power of the Issuer. Thus, the Purchasers now have the voting power to, among other things, cause the Issuer to engage in extraordinary corporate transactions, effect changes in the issuer's management, or its directors, business, corporate structure, capitalization, dividend policy, Certificate of Incorporation or Bylaws, or to delete, delist or terminate the registration of any securities of the Issuer. The Reporting Persons anticipate continuing their discussions with the Issuer regarding the Issuer's status, business and financial condition, plans and prospects, and are considering a number of options, including, without limitation, those described above.

     Although the Reporting Persons have no immediate intention to effect any additional transactions in the Common Stock of the Issuer, they may acquire additional shares of Common Stock of the Issuer (by conversion of the Series B Preferred Stock and/or the Debentures, open-market purchases or otherwise) or dispose of some or all of the Series B Preferred Stock or Common Stock based upon a number of factors, including the Reporting
     Persons' evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities.

     Except as set forth in this Item 4, the Item 2 Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As reported by the Issuer in its form 10Q for the period ending March 31, 1998, the total amount of authorized Common Stock is 20,000,000, of which 5,976,598 shares are issued and outstanding.

               REPORTING PERSONS

               Based upon the average closing bid price per share of the Common Stock for the five trading days immediately preceding July 17, 1998 ($0.2067), the aggregate number of shares purportedly due the Purchasers upon exercise or conversion of the Debentures, Series B Preferred Stock and Warrants would exceed the total amount of Common Stock authorized by the Issuer that is not currently issued and outstanding. Therefore, upon conversion or exercise of the Debentures, Series B Preferred Stock and
               Warrants,   the  aggregate   amount  of  Common  Stock  that  the
               Purchasers would be entitled to receive is 14,023,402 (the "Converted Shares"), or the total amount of authorized Common Stock minus the already issued and outstanding Common Stock (20,000,000 - 5,976,598). This would result in the Purchasers holding 70.12% of the then issued and outstanding shares of Common Stock.

               Upon conversion or exercise of the Debentures, Series B Preferred Stock and Warrants, Infinity would be entitled to receive approximately one third (1/3) of the Converted Shares, or 4,674,468 (the "Infinity Shares") or 23.37% of what would then be the outstanding Common Stock.

               Upon conversion or exercise of the Debentures, Series B Preferred Stock and Warrants, Summit would be entitled to receive approximately one third (1/3) of the Converted Shares, or 4,674,467 (the "Summit Shares") or 23.37% of what would then be the outstanding Common Stock.

               Upon conversion or exercise of the Debentures, Series B Preferred Stock and Warrants, Glacier would be entitled to receive approximately one third (1/3) of the Converted Shares, or 4,674,467 (the "Glacier Shares") or 23.37% of what would then be the outstanding Common Stock.

               On July 27, 1998 each Reporting Person submitted a notice of conversion for 6,631 shares of Series B Preferred Stock as well as accrued but unpaid dividends. Pursuant to these notices of conversion and the Certificate of Designation with respect to the Series B Preferred Stock, each Reporting Person was entitled to receive, at the election of the Issuer, (a) 123,164.69 shares of Common Stock plus a cash payment of $511,185.72, or (b) 2,460,095 shares of Common Stock. At a meeting held on July 30, 1998 between representatives of the Issuer and the Purchasers regarding the Issuer's current status, plans and prospects, the Issuer indicated that it had elected option (b). As a result, each Reporting Person own 18.8% of the Common Stock of the Issuer and the three Reporting Persons together own 56.5% of the Common Stock of the Issuer.

               CONTROLLING PERSONS

               Each of (1) HW Partners, as advisor to Infinity, and (2) HW Finance, as the general partner of HW Partners, may be deemed to be the beneficial owner of the Infinity Shares pursuant to Rule 13d-3 of the Act.

               In their capacities as controlling persons of HW Partners, each of C. Hunt and Wissman, may be deemed to be the beneficial owner of the Infinity Shares pursuant to Rule 13d-3 of the Act.

               Each of (1) Sandera as advisor to and sole shareholder of Summit,
               (2) SCM, as the sole general partner of the Reporting Person, and
               (3) Capital, as the sole general partner of SCM, may be deemed to be the beneficial owner of the Summit Shares pursuant to Rule 13d-3 of the Act.

               In their  capacities as controlling  persons of Capital,  each of
               (1) Bricker, (2) C. Hunt, and (3) Schwarz, may be deemed to be the beneficial owner of the Summit Shares pursuant to Rule 13d-3 of the Act.

               Each of (1) Hunt Financial, as the majority equity owner of Capital, and (2) Hunt Group, as the sole general partner of Hunt Financial, may be deemed to be the beneficial owner of the Summit Shares pursuant to Rule 13d-3 of the Act.

               In their capacities as controlling persons of Hunt Group, each of
               (1) C. Hunt, (2) Holland, and (3) L. Hunt, may be deemed to be the beneficial owner of the Summit Shares pursuant to Rule 13d-3 of the Act.

               Each of (1) Lion as advisor to and sole shareholder of Glacier, and (2) Mountain as the general partner of Lion, may be deemed to be the beneficial owner of the Glacier Shares pursuant to Rule 13d-3 of the Act.

               In their capacities as controlling  persons of Mountain,  each of
               (1) C. Hunt, (2) Wissman and (3) Fojtasek, may be deemed to be the beneficial owner of the Glacier Shares pursuant to Rule 13d-3 of the Act.

    (b)        REPORTING PERSONS

               Acting through its advisor, HW Partners, Infinity would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Infinity Shares.

               Acting through its sole shareholder Sandera, Summit would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Summit Shares.

               Acting through its sole shareholder Lion, Glacier would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Glacier Shares.

               CONTROLLING PERSONS

               Acting through its sole general partner HW Finance, HW Partners would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Infinity Shares.

               In their capacities as controlling persons of HW Partners, each of C. Hunt and Wissman would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Infinity Shares.

               Acting through its sole general partner Capital, SCM, acting through its sole general partner Sandera, would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Summit Shares.

               In their  capacities as controlling  persons of Capital,  each of
               (1) Bricker, (2) C. Hunt, and (3) Schwarz, would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Summit Shares.

               Each of (1) Hunt Financial, as the majority equity owner of Capital, and (2) Hunt Group, as the sole general partner of Hunt Financial, would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Summit Shares

               In their capacities as controlling persons of Hunt Group, each of
               (1) C. Hunt, (2) Holland, and (3) L. Hunt would have the sole power to vote or to direct the vote and to dispose or direct the disposition of the Summit Shares.

               Acting through its sole general partner Mountain, Lion would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Glacier Shares.

               In their capacities as controlling  persons of Mountain,  each of
               (1) C. Hunt, (2) Wissman and (3) Fojtasek would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Glacier Shares.

     (c) On April 2, 1998 each of Infinity, Summit and Glacier sold the following amounts of the Issuer's Common Stock in a brokerage transaction:

               Infinity          9,166 shares at $2.4886 per share;

               Glacier           9,166 shares at $2.4886 per share;

               Summit            9,168 shares at $2.4886 per share.

               Except as specifically set forth herein, no Item 2 Person has effected any transactions in the shares of Common Stock of the Issuer during that period beginning sixty (60) days preceding the date of the notice of the event of default.

     (d)       Not applicable

     (e)       Not applicable

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In addition to the contracts and arrangements described above, the Issuer agreed to file a Registration Statement with the United States Securities and Exchange Commission covering the resale of the Common Stock received upon conversion of the Debentures and the Series B Preferred Stock and the exercise of the warrants. The Issuer further agreed to maintain the effectiveness of the Registration Statement until such Common Stock is sold and all steps are taken to remove any legends or restrictions on transfer thereof or until such Common Stock is otherwise available for resale pursuant to Rule 144(k) promulgated under the Securities Act.

7.   MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit No.              Exhibit

           99.1 (attached to July   Joint Filing Agreement, dated July 17, 1998
                 17, 1998
                 Schedule 13D
                 filed by the
                 Reporting
                 Persons)

           99.2 (attached to July   Letter dated April 30, 1998, to Chief
                 17, 1998           Financial Officer of Tamboril Cigar Company.
                 Schedule 13D
                 filed by the
                 Reporting
                 Persons

           99.3 (attached to July   Letter dated May 20, 1998, to Chief
                 17, 1998 Schedule Financial Officer of Tamboril Cigar Company. 13D filed by the
                 Reporting Persons)



                                    SIGNATURE


     After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Statement is true, complete and correct.

Date:  July 31, 1998

                                         Infinity Emerging Opportunities Limited


                                         By:  /s/ Stuart J. Chasanoff
                                            ------------------------------------
                                         Name:     Stuart J. Chasanoff
                                         Title:    Attorney-in-fact


                                         Glacier Capital Limited


                                         By:  /s/ Stuart J. Chasanoff
                                            ------------------------------------
                                         Name:     Stuart J. Chasanoff
                                         Title:    Attorney-in-fact


                                         Summit Capital Limited


                                         By:  /s/ Stuart J. Chasanoff
                                            ------------------------------------
                                         Name:     Stuart J. Chasanoff
                                         Title:    Attorney-in-fact

                                   SCHEDULE A

          Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Emerging Opportunities Limited

 NAME AND CITIZENSHIP
      OR PLACE OF                                        PRESENT PRINCIPAL OCCUPATION OR
     ORGANIZATION              BUSINESS ADDRESS                    EMPLOYMENT                POSITION WITH REPORTING PERSON
   James A. Loughran      38 Hertford Street, London                  Lawyer                            Director
        (Irish)                 England W1Y 7TG

    James E. Martin       38 Hertford Street, London                Accountant                          Director
                                England W1Y 7TG

    SECORP Limited        38 Hertford Street, London       Nevis, West Indies business                  Secretary
                                England W1Y 7TG             corporation that serves as
                                                          secretary of various entities

  Margareta Hedstrom      37 Shepherd Street, London            Business Executive               President and Treasurer
                                England W1Y 7LH

          Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Summit Capital Limited

 NAME AND CITIZENSHIP
      OR PLACE OF                                        PRESENT PRINCIPAL OCCUPATION OR
     ORGANIZATION              BUSINESS ADDRESS                     EMPLOYMENT                POSITION WITH REPORTING PERSON
  Cofides S.A (Nevis,      P.O Box 556, Charlestown,       Nevis, West Indies business         Vice-President and Director
     West Indies)             Nevis, West Indies            corporation that serves as
                                                          fiduciary of various entities

    James E. Martin       38 Hertford Street, London                Accountant                   President and Treasurer
                                England W1Y 7TG

    SECORP Limited        38 Hertford Street, London       Nevis, West Indies business                  Secretary
                                England W1Y 7TG             corporation that serves as
                                                          secretary of various entities

          Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Glacier Capital Limited

 NAME AND CITIZENSHIP
      OR PLACE OF                                        PRESENT PRINCIPAL OCCUPATION OR
     ORGANIZATION              BUSINESS ADDRESS                     EMPLOYMENT               POSITION WITH REPORTING PERSON
  James A. Loughran,          38 Hertford Street                      Lawyer                            Director
        (Irish)               London England W1Y
                                      7TG
    James E. Martin       38 Hertford Street, London                Accountant                   President and Treasurer
                                England W1Y 7TG
    SECORP Limited        38 Hertford Street, London       Nevis, West Indies business                  Secretary
                                England W1Y 7TG             corporation that serves as
                                                          secretary of various entities